AB 5/10



10030983

SEC Mail Processing Section

MAY 06 2010

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 12115 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

| WORCESTER | MA | 01608 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR (508) - 791-7126
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT. KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

| 306 MAIN STREET | WORCESTER | MA | 01608 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 5/10

# OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P. Sherr
Signature

President
Title

Carol A. Bourque - Expires 1-4-2013
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FINRA
Financial Industry Regulatory Authority

VIA CERTIFIED MAIL
NO. 7008 3230 0001 2717 5804

April 27, 2010

Carl P. Sherr, Member
Carl P. Sherr & Co., LLC
446 Main Street
Worcester, MA 01608

Re: Carl P. Sherr & Co., LLC

Dear Mr. Sherr:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3.

2. Information relating to the Possession or Control Requirements under SEC Rule 15c3-3.

3. In lieu of Items 1 and 2, or a statement from the auditor as to the exception for which the firm qualifies.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 11, 2010**. Questions may be addressed to George E. Malley, Regulatory Coordinator at (617) 532-3486.

Sincerely,

Frank T. Kotopoulos
Examination Manager

FTK/bmd
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew D. Caverly, Assistant Regional Director
Securities and Exchange Commission

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
306 Main Street
Worcester, MA 01608



Boston District Office
99 High Street - Suite 900
Boston, Ma
02110

t 617 532 3400
f 617 451 3524
www.finra.org

CARL P. SHERR & CO., LLC
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

**SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities**

The Company is exempt from the SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3" have not been included in the financial statement disclosures.